ROBERTS REALTY INVESTORS, INC.
450 Northridge Parkway, Suite 302
Atlanta, Georgia 30350

July 31, 2006

Via Edgar and Via Facsimile to (202) 772-9210
Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561100
“F” Street, NE
Washington, D.C. 20549

Re:	Roberts Realty Investors, Inc.
Annual Report on Form 10-K
Filed March 22, 2006
File No. 001-13183

Dear Mr. Gordon:

        On behalf of Roberts Realty Investors, Inc., this letter responds to the comment letter dated June 26, 2006 regarding the annual report referenced above. To be consistent with the style used in that filing, I use the terms “we” and “our” in this letter to refer to Roberts Realty Investors, Inc. rather than to myself as an individual.

        Our responses to your numbered comments are as follows:

1.	You state that you consider FFO to be an important measure of your operating performance. You also disclose that FFO provides investors with additional information with which to evaluate the ability of a REIT to pay dividends, meet required debt service payments and fund capital expenditures. Furthermore, you have presented FFO along with your cash flow information. We are unclear why FFO is a useful measure of performance as your indicators are generally used to evaluate liquidity. In future filings please revise to discuss how you use FFO to evaluate performance. If you use FFO as a liquidity measure, state so and disclose how you use it and reconcile it to the most directly comparable GAAP measure, cash flows from operating activities.

Response:

In future filings, we will refer only to the GAAP Statement of Cash Flows, and not FFO, to discuss and evaluate our ability to pay dividends, meet required debt service payments, fund capital expenditures, and in general to evaluate our operating performance and liquidity. We believe that the GAAP Statement of Cash Flows, and not FFO, is the best measure for evaluating both our performance and liquidity needs.

2.	We note that you manage and evaluate the performance of each of your properties on an individual basis; thus, it appears that your properties are operating segments. We also note that you aggregate your properties into one reporting segment that comprises 100% of your revenues. In light of the fact that you own, operate, develop, and construct multifamily apartment properties, retail properties, and office properties, please tell us how you determined that your operating segments meet the aggregation requirements set forth in paragraph 17 of SFAS 131.

Response:

Paragraph 17 of SFAS 131 states that two or more operating segments may be aggregated into a single operating segment if the segments have similar economic characteristics. While it is accurate to state that we do evaluate the performance of each of our properties on an individual basis, we do not have internal management groups devoted separately to our apartment communities and retail centers, nor are internal reports created for either management or the Board of Directors that separately summarizes the financial performance of the apartment communities versus the retail centers. In addition, our “chief operating decision-maker” (as defined in SFAS 131), Mr. Charles S. Roberts, does not prepare or have prepared for him any separate aggregate reporting other than true consolidated financial information as is contained in our basic financial statements.

We consider the apartment communities and retail centers to exhibit similar economic characteristics as described in paragraph 17 of SFAS 131, which suggests that these properties can be aggregated together. We consider the nature of the properties to be similar, since both the apartment communities and the retail centers are occupied by tenants who typically sign leases generally ranging from one to five years. Apartment tenants typically enter into leases of approximately one year, which retail tenants typically enter into three to five year leases.

In order to make this point clear in future filings, we propose to add the following language to our disclosure on segment reporting: “Although Roberts Realty manages and evaluates the performance of each of its properties on an individual basis, it has aggregated its properties into one reportable segment that comprises 100% of its revenue, because its properties exhibit similar economic characteristics that consist exclusively of leasing activity with tenants that include lease terms generally ranging from one to five years.”

        On behalf of Roberts Realty Investors, Inc., I acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call me at (770) 394-6000, extension 113, if I can answer any questions regarding this letter.

Sincerely,

/s/ Charles R. Elliott
Charles R. Elliott
Chief Financial Officer

Cc:	Jessica Barberich, SEC Staff Accountant
Wesley P. Hudson, Reznick Group, P.C.
Charles D. Vaughn, Nelson Mullins Riley & Scarborough LLP